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Good Greens Flower

Cannabis Business

660 Douglas Street
Uxbridge, MA 01569
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
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THE PITCH
Good Greens Flower is seeking investment to finalize construction and open our 15,000 SF cultivation space.
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OUR STORY

Good Greens has been thoughtfully cultivating premium indoor cannabis in the California legal market since 2020. By leveraging over fifteen years of cultivation experience, utilizing the newest and most advanced growing and monitoring technologies, and partnering with best-in-class breeders, Good Greens seeks to bring its premium indoor cannabis flower and related product lines to the Massachusetts market.

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OUR MISSION

Good Greens is entering the Massachusetts cannabis market with the construction of a new 15,000 square foot state of the art facility. The indoor cultivation site allows for over 5,000 square feet of flower canopy in addition to space for all ancillary operations and relevant product manufacturing including pre-packaged flower, pre-rolls, edibles and concentrates.

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OUR TECHNOLOGY

Good Greens utilizes the Aroya cannabis production platform which combines innovative hardware and software to allow for higher yields, consistent quality, and streamlined operations.

Rootzone Substrate Sensors: Designed to collect highly accurate moisture, temperature and electrical conductivity (EC) readings from the growing medium, in our case, Grodan rockwool cubes.
Climate Stations: Placed throughout the grow rooms to reliably and precisely monitor air temperature, relative humidity, barometric and vapor pressure.
Day Light Integral Sensors: Allow for the accurate measurement of photosynthetically active radiation (PAR or PPFD) from our LED grow lights.
In-Pipe EC Sensors: Sensors in water tanks and irrigation pipes measure electrical conductivity which allows for the understanding of nutrient concentration. Paired with the substrate sensors, we are able to have a real time snapshot into the salt and nutrient levels across all spectrums of the plant growth cycle.
Moisture Content Analyzer: State of the art technology utilizing chilled mirror dew point and capacitive hygrometer sensors to precisely measure water activity and moisture content of harvested flower throughout the drying process.
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VIDEO: Cultivator Spotlight - Joe Cimino (Good Greens) | Cultivation Familia Member with CLTVTD Genetics [Watch on Youtube]

Joe Cimino discusses crop steering and technology utilized to achieve superior growing results.

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GENETICS

Good Greens works with industry leading breeders in selecting only the best strains to cultivate. Through this community, we have access to an exclusive library of today's newest, rarest and most exciting cultivars that are developed through a rigorous process of phenohunting, collecting, and collaboration. Examples of some of our latest runs include Baby Jokerz, Purple Milk, Glitter Bomb, and White Runtz to name a few. In addition, Good Greens has bred its own proprietary genetics including award winning Jelly Supreme and Gas Petal. Our monthly offerings are based on a combination of carefully selected genetics and consumer demands. By having four mature flower rooms in the Uxbridge facility, we will be able to rotate through strains based on current market demands.

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GOOD GREENS FLOWER
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THE SPACE

Our facility has been professionally designed and is being built with the newest and most efficient construction materials and equipment available in today's market.

Insulated Metal Panels (IMP): PermaTherm wall and ceiling system throughout entire facility including structural second floor mezzanine level for water, electrical, and HVAC piping as well as easy access for routine maintenance of lighting and HVAC systems.
Grow Lights: Luxx 645w LED Pro: State of the art LED lighting system made up of horticulture whites and Osram reds. Delivers high efficiency, reliability, and diode performance.
HVAC: 100-ton cooling capacity, high efficiency Trane split system condensing units for grow rooms and Mitsubishi mini-split system for ancillary rooms.
Dehumidification: Quest 876 – By utilizing patented multi-coil technology, these units are the most efficient and lowest amp draw dehumidifiers available in the market. In addition, the filtration system is rated to MERV13 which removes more harmful contaminants from the air such as dust, pollen, mold, and bacteria.
Electrical: Three-phase 2,000 AMP service supplied by ASCO Power Technologies Series 7000 Bypass Transfer Switch, two Schneider Electric Square D Series 2 QED-2 Switchboards, and an outdoor diesel powered backup generator, designed to carry the entire electrical load of the building in the event of a power outage.
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This is a preview. It will become public when you start accepting investment.
$974,000,000
Total MA Sales 2020
$1,650,000,000
Total MA Sales 2021
$1,590,000,000
Total MA Sales YTD 2022
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SALES AND DISTRIBUTION

Good Greens is uniquely positioned to capitalize on a Massachusetts market that has generated over $3.8 billion dollars in gross revenue since adult-use retailers opened in November, 2018. Good Greens will utilize a three-pronged sales and distribution strategy.

Sale of Good Greens branded pre-packaged flower, pre-rolls, edibles, and other manufactured products
Strategic partnerships with other brands: by leveraging existing relationships, Good Greens plans to introduce premier out-of-state cannabis brands to the Massachusetts market
Wholesale / white-labeling
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DECEMBER 2021
Licenses Acquired

Closed on the purchase of provisional Tier 2 Cultivation and Manufacturing licenses along with all business assets.

MAY 2022
Construction Permit Obtained

Building permit from town of Uxbridge obtained. Construction begins.

DECEMBER 2022
Insulated Metal Panels Installed

Interior PermaTherm wall and ceiling system fully built.

MARCH 2023
Targeted Construction Completion

Obtain certificate of occupancy and begin final inspections with Massachusetts Cannabis Control Commission (CCC).

APRIL 2023
CCC Final Approval and Begin Growing

CCC grants final approval and we bring the first plants into the facility and begin growing.

AUGUST 2023
First Harvest

The first crop is harvested, dried, tested, and prepared for sale. CCC grants Commence Operations.

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CONSTRUCTION & FACILITY
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PRESS
'High Times' Cannabis Critic Jon Cappetta Reviews Good Greens Flower

LA WEEKLY DESERT SMOKE-OFF 2022 FLOWER WINNERS - Honorable Mention: Good Greens – Gas Pedal

It would be criminal not to offer honorable mentions to Good Greens for its Gas Pedal. It was arguably the most full-bodied offering in the contest and some might even argue it was the most LA-weed of the pack. It hid most of the fuel notes when you just smell the jar, but as soon as you crunch into it, they all jump right out and dominate the bud's new aroma. After you enjoy the delicious not-quite-OG flavor, expect the onset of effects quickly.

Honorable Mention: Good Greens - Gas Pedal

The Gas Pedal from Good Greens featured wild notes of pine, chem, and some kind of mystery Kool-Aid. It hit like a champion, too, with the flavor smoking all the way before the blunt started to taste like hash from how resinous the flower inside was.

RECAP: Hi LBC | Episode 6- Do Genetics Matter? The Disconnect Between Growers & Dispensaries

Panelists include : Joe Cimino Founder of @goodgrns, Mario Guzman Founder of @sherbinskis, and Christian Cox CEO & Founder of @eleven30llc

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THE TEAM
Michael Cimino
Founder / Manager

Michael has ten years of experience in commercial real estate brokerage, investment and development. Most recently he completed a six-year tenure at publicly traded commercial real estate brokerage Marcus & Millichap (NYSE: MMI) in New York City where he brokered over a quarter billion dollars' worth of commercial real estate sales and acquisitions and received Commercial Observer's "30 Under 30" Award in 2018. Michael brings his experience in management as well as a vast network of finance, real estate, construction, and cannabis industry professionals. Michael is a graduate of Boston University. For any questions regarding the deal, Michael can be reached directly on his cell phone: 1 (617) 519-5777 or by email: mike@cimcorealty.com

Joe Cimino
Head Cultivator

Joe has fifteen years of experience growing both indoor and outdoor cannabis in both East Coast and West Coast environments. Joe is responsible for the entire cultivation process including: selection of strains and breeds based on in-depth knowledge of both plant genetics and consumer demands; start-to-finish grow cycles using state of the art sensors to closely monitor water, nutrient, PH, and humidity levels; meeting and adhering to all state guidelines on product testing for THC and CBD levels as well as pesticides, molds, metals, and other contaminants; achieving superior overall yield and quality consistent with the best indoor cannabis in today's market. Joe is a graduate of Boston University.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Build-out $186,500

Mainvest Compensation $13,500

Total $200,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $6,513,438 $7,612,580 $6,851,322 $6,166,190 $5,549,571

EXPENSES

Employment/Labor Costs $1,626,870 $1,659,407 $1,692,596 $1,726,447 $1,760,976

Selling, General, & Admin $150,000 $153,750 $157,593 $161,532 $165,570

Facilities & Maintenance $918,001 $940,951 $964,474 $988,585 $1,013,299

Cultivation Tax $150,000 $150,000 $150,000 $150,000 $150,000

Operating Profit $3,668,567 $4,708,472 $3,886,659 $3,139,626 $2,459,726

This information is provided by Good Greens Flower. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Uxbridge Cannabis Deal Deck.pdf

Appendix B - Financial Statements.pdf

5 Year Pro Forma.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $500,000

Amount Invested $0

Investors 0

Investment Round Ends February 10th, 2023

Summary of Terms

Legal Business Name Uxbridge 660 Douglas LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2026

Financial Condition

Historical milestones

Good Greens Flower MA was established in April, 2021 and has since achieved the following milestones:

Purchased provisional Tier 2 Cultivation & Manufacturing licenses and existing business assets in December, 2021

Located in Uxbridge, MA

Obtained construction permits May, 2022

Construction 65% complete as of November, 2022

Forecasted milestones

Good Greens Flower MA forecasts the following milestones:

Complete build-out in February, 2023

Obtain Final Approval from Cannabis Control Commission and begin growing in March, 2023

Receive Commence Operations from Cannabis Control Commission and begin selling in July, 2023

Other outstanding debt or equity

As of 11/15/2022, Good Greens Flower MA has debt of $1,171,000 outstanding and a cash balance of $600,000. This debt is sourced primarily from private lenders and will be senior to any investment raised on Mainvest. In addition to the Good Greens Flower MA's outstanding debt and the debt raised on Mainvest, Good Greens Flower MA may require additional funds from alternate sources at a later date.

Risk Factors
CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that. The ability of Good Greens Flower to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Good Greens Flower competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience.

Reliance on Management

As a securities holder, you will not be able to participate in Good Greens Flower's management or vote on and/or influence any managerial decisions regarding Good Greens Flower.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Good Greens Flower and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Good Greens Flower might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Good Greens Flower is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Good Greens Flower

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Good Greens Flower's financial performance or ability to continue to operate. In the event Good Greens Flower ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Good Greens Flower nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm).

Lack of Ongoing Information

Good Greens Flower will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company.

Uninsured Losses

Although Good Greens Flower will carry some insurance, Good Greens Flower may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Good Greens Flower could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Good Greens Flower's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Good Greens Flower's management will coincide: you both want Good Greens Flower to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Good Greens Flower to act conservative to make sure they are best equipped to repay the Note obligations, while Good Greens Flower might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Good Greens Flower needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Good Greens Flower or management), which is responsible for monitoring Good Greens Flower's compliance with the law. Good Greens Flower will not be required to implement these and other investor protections.

Subordination

The Notes shall be subordinated to all indebtedness of Good Greens Flower, (i) to any seller in connection with the Company's acquisition of the business, and (ii) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Good Greens Flower. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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